EXHIBIT 99.1

NEWS FOR IMMEDIATE RELEASE	CONTACT:	BRIEN M. CHASE, CFO
APRIL 22, 2009		304-525-1600

PREMIER FINANCIAL BANCORP, INC.
SELECTED TO PARTICIPATE IN U.S.
TREASURY CAPITAL PURCHASE PLAN

PREMIER FINANCIAL BANCORP, INC. (PREMIER), HUNTINGTON, WEST VIRGINIA (NASDAQ/GMS-PFBI), a $724 million community bank holding company with six bank subsidiaries announced today that it has received preliminary approval for the sale of up to $24.1 million of preferred stock and related common warrants under the U.S. Treasury Department’s Capital Purchase Program.  This approval is subject to satisfaction of standard closing conditions and the execution of definitive agreements and closing documents.  The amount is subject to change based upon confirmation by the U.S. Treasury Department of Premier’s eligible risk-weighted assets as of the latest calendar quarter prior to closing.

President and CEO Robert W Walker commented regarding the approval, “We are pleased to have received approval to participate in the Capital Purchase Program as this was one of the conditions precedent to completing the merger with Abigail Adams.  We can now proceed with other required regulatory filings to allow our respective shareholders to vote on the transaction.”

On December 31, 2008, Premier announced and agreement to acquire Abigail Adams National Bancorp, Inc. (Adams), a $424 million bank holding company headquartered in Washington, DC (NASDAQ/GM-AANB).  Under the terms of the agreement Premier will issue 0.4461 shares of its common stock for each share of Adams common stock in a 100% stock exchange.  Adams is parent company to two subsidiary banks, Adams National Bank, headquartered in Washington, DC and Consolidated Bank & Trust, headquartered in Richmond, Virginia.  The transaction, which is subject to satisfaction of various contractual conditions, requires approval by regulatory agencies and the shareholders of Adams and Premier.

Under the Capital Purchase Program, which is part of the Emergency Economic Stabilization Act, the Treasury Department has agreed to buy preferred stock and related common warrants in qualifying U.S. controlled banks, savings associations, and certain bank and savings and loan holding companies engaged only in financial activities.

Certain Statements contained in this news release, including without limitation statements including the word “believes,” “anticipates,” “intends,” “expects” or words of similar import, constitute “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Premier to be materially different from any future results, performance or achievements of Premier expressed or implied by such forward-looking statements.  Such factors include, among others, general economic and business conditions, changes in business strategy or development plans and other factors referenced in this press release.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Premier disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.